 [McMoRan Letterhead]

May 5, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Judiciary Plaza Washington, D.C. 20549-0405 Attention: H. Roger Schwall Mellissa C. Duru James Murphy Tangela Richter

Re:

McMoRan Exploration Co.

Form S-3/A filed March 29, 2005

File No. 333-121779

Form 10-K for the fiscal year ended December 31, 2004

Filed March 15, 2005

Response Letter dated April 19, 2005

Ladies and Gentlemen:

On behalf of McMoRan Exploration Co. (“McMoRan”), we are submitting this letter in response to the comment received from the Commission’s staff (the “Staff”) by facsimile on April 28, 2005, with respect to our previous response letter to you dated April 19, 2005, in connection with respect to our Form 10-K for the fiscal year ended December 31, 2004.

We have numbered and reproduced below the full text of the Staff’s comment in italics, which is followed by McMoRan’s response.

Form 10-K as of December 31, 2004, filed on March 15, 2005

Supplementary Oil and Gas Information

Standardized Measure of Discounted Future Net Cash Flows

Comment 1:

With regard to response number 4 of your letter dated April 19, 2005, please confirm that your methodology complies with paragraphs 26 and 30 of FASB 69 concerning the Standardized Measure.  FASB states that future income tax calculations should relate only to the enterprise’s proved oil and gas reserves.  Tax loss carryovers from operations or businesses other than oil and gas should not be included in the Standardized Measure calculation.  On a supplemental basis, please specifically identify the part of your operations that has sustained the cumulative tax loss carryforwards referenced in your response.  We may have additional comments.

Response 1:

*

SFAS No. 69, paragraph 30 (as amended by SFAS No. 109, paragraph 288(u)) states that future income tax expenses relating to the Standardized Measure of Discounted Future Net Cash Flows (the “Standardized Measure”) “… shall be computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already being legislated, to the future pretax net cash flows relating to the enterprise’s proved oil and gas reserves, less the tax basis of the properties involved.  The future income tax expenses shall give effect to tax deductions, tax credits and allowances relating to the enterprise’s proved oil and gas reserves.”

*

The total tax loss carryforwards and future tax deductions in excess of book basis at December 31, 2004, for McMoRan Exploration Co. were $450.7 million and $135.5 million respectively, of which tax loss carryforwards and future tax deductions in excess of book basis that relate specifically to our oil and gas producing activities were $248.3 million and $79.3 million, respectively.  Because the total of these amounts ($327.6 million) specifically relating to our oil and gas producing activities exceeds the before-tax amount of future net cash flows, there are no future income taxes reflected in our disclosure of the Standardized Measure.

*

We believe that our determination that there are no future income tax expenses attributable to our Standardized Measure, as described above, complies with the related requirements of SFAS No. 69.

*

Paragraph 26 of SFAS No. 69 refers to the determination of income tax expense reflected in the disclosure of the historical Results of Operations for Oil and Gas Producing Activities.  Our oil and gas producing activities, which are located in a single geographic area, represent substantially all of the continuing operations of McMoRan. Moreover, because the historical information required to be disclosed in the Results of Operations for Oil and Gas Producing Activities is provided elsewhere in McMoRan’s financial statements, as permitted by SFAS No. 69, paragraph 24, footnote 7, we do not separately disclose the Results of Operations for Oil and Gas Producing Activities.

_________________________

McMoRan represents to the Commission and its Staff that McMoRan is responsible for the adequacy and accuracy of the disclosure in its filings.  McMoRan further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.  In addition, McMoRan will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please call me at your earliest convenience at (504) 582-1812.

Sincerely,

/s/ Nancy D. Parmelee

Nancy D. Parmelee

Senior Vice President, Chief Financial

Officer & Secretary

Attachment

cc:

Douglas N. Currault II

Kathleen L. Quirk

C. Donald Whitmire, Jr.